Victoria Yang

EDUCATION
Bachelor of Science in Computer Science and Business Administration, 5 year program
Northeastern University, *Khoury College of Computer Science*

PROFESSIONAL EXPERIENCE
Staax | Remote   *Feb. 2021 - Present*
Co-founder and CTO
- Support build of app from ideation to launch, created the product roadmap for Staax
- Manage the team of engineers and prioritize features and bugs

Mabl | Boston, MA   *Jan. 2020 - Aug. 2020*
Product Manager
- Led team of engineers to improve proprietary software performance, optimizing the performance metrics by 16%
- Prioritized customer product issues alongside feature development. Communicated with stakeholders such as customer success team about progress of issues and marketing team about feature development and releases
- Leveraged data analytics, and user research to identity and experiment with new customer onboarding experience
- Negotiated contracts with vendors, resulting in a 10% reduction in expenses

COINBASE | San Francisco, CA   *Jan. 2019 - June 2019*
Software Engineering Intern
- Developed a new debit card payment verification method, leading to an increase in verification rate for the U.S. Coinbase users
- Implemented the backend with dynamic descriptors code to verify new customers' bank account information, integrated with the Coinbase Worldpay infrastructure for payment services
- Created the product spec and tech spec, led the design sprint and engineering sprint while collaborating with engineers, product designers and data analyst to deploy payment verification

MORGAN STANLEY | New York City, NY   *Jun. 2018 - Aug. 2018*
Technology Summer Analyst
- Designed and developed a full stack web application in Angular using websockets to visualize consolidate data from multiple databases, leading to a more efficient off boarding for traders

WORKDAY, INC. | Pleasanton, CA   *Jun. 2018 - Aug. 2018*
Software Development Intern
- Developed a web application that visualized errors from migrations of data and integrated into Jenkins
- Worked in an agile development team, completed stories and features

ADDITIONAL INFORMATION
Relevant experience: Manage and groom backlog, Made risk and trade off assessments, lead UX Research studies with users and led bug hunts for new features
Technical skills: Java, Python, React (competent level)
Tools: Jira, Salesforce, Zapier, Product Board, Hubspot, Segment, Figma, Fullstory, MailChimp, Intercom